UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2014

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on April 2, 2014: Euroseas Ltd. Signs New Building Agreements for the Acquisition of Two Fuel Efficient Kamsarmax Drybulk Carriers and Announces New Acquisition for its Joint Venture Euromar.  The first two paragraphs of Exhibit 1 hereto are hereby incorporated by reference into the Company’s Registration Statement on Form F-3 File No. 333-177014, initially filed with the Commission on September 27, 2011, as amended, and the Company’s Registration Statement File No. 333-194922 filed on March 31, 2014.

Exhibit 1

Euroseas Ltd. Signs New Building Agreements for the Acquisition of Two Fuel Efficient Kamsarmax Drybulk Carriers and Announces New Acquisition for its Joint Venture Euromar

Maroussi, Athens, Greece - April 2, 2014 - Euroseas Ltd. (NASDAQ:ESEA), an owner and operator of drybulk carriers and container vessels and provider of seaborne transportation for dry bulk and containerized cargoes, announced today that it has signed a contract for the acquisition  of two Eco design kamsarmax  fuel efficient drybulk carriers. The vessels will have a carrying capacity of 82,000 dwt each and will be built at Jiangsu Yangzijiang Shipbuilding Co. The two newbuildings are scheduled to be delivered in the fourth quarter of 2015 and in the fourth quarter of 2016. The total consideration for these two newbuilding contracts is a bit below $60 million.

Furthermore, the Company announced that its joint venture, Euromar LLC ("Euromar"), has purchased the M/V Akinada Bridge, a gearless containership of 5,600 teu and 71,366mt dwt built in 2001 in South Korea. The vessel comes with an above market time charter attached to one of the biggest Japanese charterers and is expected to improve the company’s cash flow significantly for the next 2.5 years of its duration.

Aristides Pittas, Chairman and CEO of Euroseas commented: "We are pleased to announce the purchase of two more eco-design vessels. With this order, we have increased our newbuilding orderbook to 4 vessels , which brings our total fleet to 19 vessels and improves our fleet profile significantly. We believe we are at the start of a strong year for the drybulk market and are positioning Euroseas to take advantage of an improving market.

“We are also very pleased to announce that our Joint venture has concluded the purchase and has already taken delivery of M/V Akinada Bridge. With containership prices close to their all time lows and secured income for the vessel for the next 2.5 years this investment has little if no downside and can prove very profitable in a recovering market.  Euromar is well capitalized and with its 11-vessel strong fleet ready to take advantage of a recovery in the Container market which is bound to occur sooner or later. "

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 136 years. Euroseas trades on the NASDAQ Global Select Market under the ticker ESEA since January 31, 2007.

Euroseas operates in the dry cargo, drybulk and container shipping markets. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 15 vessels, including 4 Panamax drybulk carriers and 1 Handymax drybulk carrier, 3 Intermediate containership, 5 Handysize containerships and 2 Feeder containerships. Euroseas 5 drybulk carriers have a total cargo capacity of 338,540 dwt, its 10 containerships have a cargo capacity of 17,587 teu. Euroseas has also entered into agreements for the construction of two 63,500 dwt Ultramax dry bulk vessels with expected deliveries during the fourth quarter of 2015 and the first quarter of 2016, respectively. Euroseas has also entered into agreements for the construction of two 82,000 dwt Kamsarmax dry bulk vessels with expected deliveries during the fourth quarter of 2015 and the fourth quarter of 2016, respectively.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including our expected joint venture and vessel acquisitions and time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for drybulk vessels and containerships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact
Tasos Aslidis
Chief Financial Officer
Euroseas Ltd.
11 Canterbury Lane,
Watchung, NJ 07069
Tel. (908) 301-9091
E-mail: aha@euroseas.gr

Investor Relations / Financial Media
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566

E-mail: euroseas@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: April 2, 2014	By:	/s/ Dr. Anastasios Aslidis
	Name:	Dr. Anastasios Aslidis
	Title:	Chief Financial Officer and Treasurer